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                                                                     EXHIBIT 3.5

                            CERTIFICATE OF AMENDMENT
                                       OF
                      RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                        COUNTRYWIDE FINANCIAL CORPORATION

         COUNTRYWIDE FINANCIAL CORPORATION, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation" or the "Company"), hereby certifies as follows:

         1. That at a meeting of the Board of Directors of the Corporation resolutions were duly adopted setting forth a proposed amendment of the Restated Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and calling for the proposal to be presented to the stockholders of the Corporation at a Special Meeting of the Stockholders. The resolution setting forth the proposed amendment is as follows:

         RESOLVED, That the Restated Certificate of Incorporation of the Company be amended to increase the authorized Common Stock and for this purpose Article Third thereof shall be struck out in its entirety and shall be replaced with the following new Article Third:

         "THIRD: The aggregate number of shares which the Corporation shall have authority to issue is five hundred million (500,000,000) shares of Common Stock, of the par value five cents ($.05) per share, and one million five hundred thousand (1,500,000) shares of Preferred Stock, of the par value of five cents ($.05) per share. The Preferred Stock may be issued in one or more series at such time or times and for such consideration or considerations as the Board of Directors may determine. With respect to the Preferred Stock, the Board of Directors of this Corporation is authorized to determine or alter the voting rights, dividend privileges, liquidation preferences, and all other rights, privileges and restrictions, including without limitation, conversion rights into Common Stock granted to or imposed upon any wholly unissued series of Preferred Stock and, within the limitations or restrictions stated in any resolution of the Board of Directors originally fixing the number of shares of Preferred Stock constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series, to determine the designation of any series and to fix the number of shares of any series."

         2. That thereafter, a Special Meeting of the Stockholders of the Corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware on January 9, 2004, at which special meeting the necessary number of shares as required by statute were voted in favor of the amendment of the Restated Certificate of Incorporation herein certified.

         3. That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

                  IN WITNESS WHEREOF, said Corporation has caused this certificate to be executed by an authorized officer on this 9th day of January, 2004.

                                              By: /s/ Angelo R. Mozilo
                                                  ------------------------------
                                                  Angelo R. Mozilo
                                                  Chairman of the Board and CEO